

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 7, 2008

Mr. Chad C. Deaton
Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Schedule 14A Filed March 5, 2008**
> **Response Letter Dated October 17, 2008**
> **File No. 001-09397**

Dear Mr. Deaton:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   We note your response in your letter of October 17, 2008, to comment number one of our letter of August 26, 2008. Please advise us of the dollar amount of revenues derived from sales in 2007 to Syria by the company, directly or through its subsidiaries, joint ventures, distributors or other indirect arrangements. Also, please advise us with more specificity of the nature of the goods, software and technology exported or re-exported to Syria.

2.   With respect to Iran, please advise us whether or not you anticipate that sales to Iran will grow in the future to more than the dollar amount disclosed in your October 17, 2008 letter, either directly or through your subsidiaries, joint ventures, distributors or other indirect arrangements. Also, please advise us of the nature of the parts that have been provided to Iran under the contract and describe

the products, services and technologies that have been provided by the company's foreign subsidiaries to Iran.

3.   Please advise as to whether or not in 2007 you, either directly or through subsidiaries, joint ventures, distributors or other indirect arrangements, had any operations in Sudan.

4.   Please advise us of the approximate book value of the company's assets in Iran, Sudan and Syria at December 31, 2007, or as of a recent date, held either directly or through subsidiaries or joint ventures.

5.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in both quantitative terms and also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. That would include the potential impact of corporate activities upon a company's reputation and its share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Risk Factors, page 16

6.   We note your response to prior comment number two. Please provide us with a written confirmation that, to the extent operations in a country represent a material risk, you will specifically identify the country and describe the risks relating to your operations in that country.

Item 8 – Financial Statements and Supplementary Data

Note 1 Summary of Significant Accounting Policies – Reclassifications, page 58

7.   We note in your response to our prior comment number three that marketing, general and administrative expenses "exclude selling expenses and include only limited types of indirect marketing expenses such as all advertising and marketing efforts, business development and the personal costs related to these functions." Please expand your summary of significant accounting policies to disclose the types of activities and expenses included in marketing, general and administrative expenses. In response to this comment, please provide us with a sample of your proposed expanded disclosure.

8.   From your response to our prior comment number three it appears that selling expenses and certain types of direct marketing expenses are included in the cost of sales and the cost of services and rentals. Please note that Rules 5-03(b)2 and 5-03(b)4 of Regulation S-X contemplate "costs and expenses applicable to sales and revenues" as a separate and distinct category of expenses from "selling, general and administrative expenses." In your response to this comment, please elaborate on the nature of the reclassified selling and customer support related activities and tell us your basis for reporting them as a component of cost of sales, services and rentals.

9.   In regards to our prior comment number three, please tell us whether the reclassification is the result of a change in the nature of your business (and the goods and services rendered) or a change in how you define cost of sales and cost of services and rentals.

Schedule 14A Filed March 5, 2008

Annual Incentive Plan, page 18

10.   We note your response to prior comment 8 and reissue the comment. Please disclose the omitted targets or provide us with a competitive harm analysis with respect of each of the targets you are omitting

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director